Exhibit 99.2

PETAQUILLA
MINERALS LTD.
PTQ - TSX

Suite 1230, 777 Hornby Street
Vancouver, British Columbia
Canada V6Z 1S4
Telephone: (604) 694-0021
Facsimile: (604) 694-0063
Website: www.petaquilla.com

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 1, 2011
and
MANAGEMENT INFORMATION CIRCULAR

October 19, 2011

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4

Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Waterfront Hotel, the Princess Louisa Room, 900 Canada Place Way, Vancouver, BC, Canada, on Thursday, December 1, 2011, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the report of the directors;

2.

To receive and consider the audited financial statements of the Company for the 12 months ended May 31, 2011, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis;

3.	To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting;

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company;

5.	To elect directors to hold office until the close of the next Annual General Meeting;

6.

To amend the Articles of the Company to provide for an electronic Direct Registration System in addition to the option of physical share certificates, as more particularly described in the accompanying Management Information Circular (the “Circular”) and Form of Proxy; and

7.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The audited financial statements of the Company including the accompanying notes and auditor’s report for the 12 months ended May 31, 2011, accompany this Notice.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Annual General Meeting (the “Meeting”) and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1780 – 400 Burrard Street, Vancouver, BC Canada V6C 3A6, during normal business hours up to December 1, 2011, being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on October 19, 2011, as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Circular accompanying this Notice.

Please advise the Company of any change in your address. DATED at Vancouver, B.C. this 19th day of October, 2011.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Director and Executive Chairman of the Board

TABLE OF CONTENTS

SOLICITATION OF PROXIES	2
APPOINTMENT OF PROXIES	2
ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES	3
REVOCATION OF PROXIES	4
EXERCISE OF DISCRETION	4
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	5
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
PARTICULARS OF MATTERS TO BE ACTED UPON	5
Election of Directors	6
Appointment and Remuneration of Auditors	8
Amendment of Articles	9
COMPENSATION DISCUSSION AND ANALYSIS	9
Performance Graph	14
Summary Compensation Table	15
Incentive Plan Awards	15
Outstanding Option-Based Awards	16
Value Vested or Earned During the Year	16
Equity Compensation Plan Information	17
Termination and Change of Control Benefits	18
Estimated Incremental Payments Upon Involuntary Termination Without Cause at May 31, 2011	19
Estimated Incremental Payments Upon Change of Control at May 31, 2011	20
Compensation of Directors	21
Director Compensation Table	21
Outstanding Option-Based Awards	22
Value Vested or Earned During the Year	22
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	27
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	27
MANAGEMENT CONTRACTS	28
ADDITIONAL INFORMATION	28
BOARD APPROVAL	28
CERTIFICATE	28
SCHEDULE “A” – AMENDMENT OF ARTICLES
SCHEDULE “B” – FULL TEXT OF PART 2 – SHARES AND SHARE CERTIFICATES, AND PART 4 – SHARE TRANSFERS, AS AMENDED, OF ARTICLES OF COMPANY

MANAGEMENT INFORMATION CIRCULAR
(all information as at October 19, 2011, unless otherwise noted)

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of Petaquilla Minerals Ltd. (the “Company”) for use at the Annual General Meeting of the holders (“Shareholders”) of common shares in the capital of the Company (the “Common Shares”) to be held on Thursday, December 1, 2011, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and this Circular. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Note: The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE PROXY HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. No proxy, including the Proxy, will be valid for use at the Meeting, or any adjournment thereof, unless it is completed, dated and signed and delivered to Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting. For general inquiries, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail at service@computershare.com.

If you are a beneficial Shareholder and receive these materials through your broker or through another intermediary, please complete and return the Proxy or voting instruction form in accordance with the instructions provided by your broker or other intermediary.

ADVICE TO NON-REGISTERED HOLDERS OF COMMON SHARES

These shareholder materials are being sent to both registered and non-registered Shareholders. If you are a non-registered Shareholder and the Company or its agent has sent these materials directly to you, then your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name, referred to in this Circular as “nonregistered holders”, should note that only Proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. However, in many cases, Common Shares beneficially owned by a non-registered holder are either:

(a)

in the name of an intermediary that the non-registered holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depositary, such as CDS Clearing and Depositary Services Inc. (“CDS”), of which the intermediary is a participant.

In accordance with Canadian securities laws, the Company has distributed copies of the Notice of Meeting, this Circular, the Proxy, the audited financial statements for the year ended May 31, 2011, management discussion and analysis and the auditor’s report thereon (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to those non-registered holders to whom the Company has not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered holders, unless a non-registered holder has waived the right to receive them. Very often, intermediaries will use a service company (such as Broadridge Financial Solutions, Inc.) to forward the meeting materials to non-registered holders.

Non-registered holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a Proxy. The purpose of these forms is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Non-registered holders should follow the procedures set out below, depending on which type of form they receive.

A.

Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided, and a Proxy giving the right to attend and vote will be forwarded to the non-registered holder.

Or

B.

Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a Proxy that has already been signed by the intermediary (typically by facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or to have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must complete the Proxy and deposit it with Computershare as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder’s behalf), the non-registered holder must strike out the names of the persons named in the Proxy and insert the nonregistered holder’s (or such other person’s) name in the blank space provided.

Non-registered holders should follow the instruction on the forms that they receive and contact their intermediaries promptly if they need assistance.

REVOCATION OF PROXIES

A registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 1230, 777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4, at any time up to and including 4:30 p.m. (Vancouver time) on the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered Shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

On any ballot that may be called for at the Meeting, the Common Shares represented by a properly executed Proxy given in favour of the persons designated by management of the Company in the enclosed Proxy will be voted or withheld from voting in accordance with the instructions given on the Proxy, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented thereby will be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the Shareholder, such Common Shares will, on a ballot, be voted in accordance with the notes to the Proxy. In particular, and without limiting the foregoing, a management nominee will vote any Proxy held by him or her in favour of any resolution in respect of which no choice has been specified in the Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxy holders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter that may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, the appointment of auditors, ratification and approval of the Shareholder Rights Plan, or the approval of an amended stock option plan:

(a)	any director or executive officer of the Company at any time since the commencement of the Company’s last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”) and an unlimited number of preference shares without par value. The Common Shares are the only shares issued by the Company. As at the date hereof, the Company has issued and outstanding 221,164,726 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

The record date for the determination of the shareholders entitled to receive notice of and vote at the Meeting is at the close of business on October 19, 2011 (the “Record Date”). In accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), the Company will prepare a list of holders of Common Shares on such Record Date. Each holder of Common Shares named on the list will be entitled to one vote for each Common Share held shown opposite his or her name on the list at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person, or corporation, beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying ten percent (10%) or more of the voting rights attached to voting securities of the Company as of the Record Date.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company, the only matters to be dealt with at the Meeting are (i) the election of directors of the Company; (ii) the appointment of auditors; (iii) approval of amendments to the Articles of the Company; and (iv) the receipt of the audited financial statements of the Company for the year ended May 31, 2011, and the auditor’s report thereon. If any other matter properly comes before the Meeting it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to elect four directors of the Company for the ensuing year.

The persons named in the Proxy intend to vote for the election of the following directors:

RAUL FERRER
RICHARD FIFER
DAVID KAPLAN
DAVID LEVY

The term of office of each of the present directors expires at the Meeting. Management of the Company does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Company or with the provisions of the BCBCA.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of Common Shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Place of Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years	Beneficial Ownership or Control Over Voting Shares (1)	Period(s) Served as a Director
Raul Ferrer (2) (3) (4) Panama, Panama	2008 – present: Director, Genesis y Associados, S.A. 2006 – 2008: Investor Relations, Thunderbird Resorts Inc. 2005 – 2006: Financial Adviser, Citibank, N.A. (Panama)	nil	November 6, 2009 – present
Richard Fifer (3) (4) Cocle, Panama	September 2010 – present: Executive Chairman of the Company’s Board of Directors November 2009 – September 2010: Non-Executive Chairman of the Company’s Board of Directors September 2009 - present: President & Chief Executive Officer of Azuero Mining,Development, S.A.	4,294,283	March 1993 - November 1998, July 2002 - July 2003, November 12, 2003 – present
David Kaplan (2) (3) Connecticut, USA	June 2010 – present: Partner, Lascaux Advisors July 2009 – June 2010: President, Physical Commodity Merchants LLC January 2005 – July 2009: Portfolio Manager, LIM Asia Advisors LLC	nil	November 6, 2009 – present

David Levy (2) New York, USA	2006 – Present: Vice-President, Platinum Management (NY) LLC	nil	November 6, 2009 – present

(1)	The number of securities beneficially owned directly or indirectly or over which direction or control is exercised has been obtained from SEDI, the System for Electronic Disclosure by Insiders.
(2)	Member, Audit Committee
(3)	Member, Compensation Committee
(4)	Member, Corporate Governance Committee

The following is a brief description of the proposed directors of the Company.

RAUL FERRER
Mr. Ferrer (born January 8, 1973) was appointed to the Company’s board of directors on November 6, 2009. Based in Panama City, Panama, Raul Ferrer presently is a director of Genesis y Asociados, an advertising and communication company. Prior to his involvement with Genesis y Asociados, he served in Investor Relations at Thunderbird Resorts Inc. from 2006 to 2008. From 2005 to 2006, he was a financial advisor at Citibank N.A. (Panamá) and a financial consultant at Wall Street Securities, S.A., an equity investment firm and subsidiary of Banco General, S.A., from 2000 to 2005. Mr. Ferrer graduated from the University of New Orleans with a business degree in Marketing and obtained his MBA at the Latin American University of Science and Technology in Panama. In 2009, he was appointed by the government of Panama as director of the Agency of Panama-Pacific Special Economic Area, an autonomous government entity responsible for assisting and informing investors about business opportunities in the Special Economic Zone of Panama.

RICHARD FIFER
Mr. Fifer (born January 23, 1957) is a Panamanian citizen and a U.S.-trained geologist. He has served on the Company’s Board of Directors from March 1993 to November 1998, July 2002 to July 2003, and from November 12, 2003, to the present and is currently the Company’s Executive Chairman of the Board of Directors. In addition, he served as the Company’s Chief Executive Officer from December 14, 2004, to March 23, 2005, and from April 14, 2007, to September 15, 2009. From September 15, 2009, he has been President and CEO of Azuero Mining Development, S.A. During the period May 2006 to September 2008, he served as director and Chief Executive Officer of Petaquilla Copper Ltd. In 1992, he founded Grupo Geo, S.A. and from 1992 to 2006, he was President of the Grupo Geo subsidiary of Geo Info, S.A., a Panamanian company that provides geographic mapping technology and solutions. Under the Ministry of Foreign Affairs Panama, he was the President's Plenipotentiary Ambassador for Special Missions of the Republic of Panama from March 2002 to September 2003. He was also Governor of the Province of Cocle, Panama, and National Security Advisor of the Republic of Panama from September 1999 to January 2002. He was President of the Panamanian Mining Development Corporation from January 1997 to January 1999. Mr. Fifer holds a B.Sc. in both Geology and Geophysical Engineering and an M.A. in Finance.

DAVID KAPLAN
Mr. Kaplan (born April 28, 1970) was appointed to the Company’s board of directors on November 6, 2009. Based in Connecticut, USA, he is currently a partner of Lascaux Resource Capital, an asset management company focused on metals and mining. He is a former key member of LIM Advisors LLC, a multi-strategy investment group, where he managed a portfolio of metal and energy futures and securities for a commodity hedge fund. He is also a former Vice-President of Gerald Metals Inc. and a former trader at Glencore International AG. He is a graduate of the Wharton School of the University of Pennsylvania.

DAVID LEVY
Mr. Levy (born December 22, 1984), was appointed to the Company’s board of directors on November 6, 2009. Based in New York, USA, he is Vice-President at the investment advising firm of Platinum Management (NY) LLC, where he has participated in over 25 capital raising transactions for public and private corporations. He specializes in structuring and negotiating financings at all levels of the capital structure through extensive industry research, financial analysis and modeling. Mr. Levy graduated with honors from Sy Syms School of Business of Yeshiva University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as referred to below, to the best of management’s knowledge, no proposed director is, or has been within the last ten years of the date hereof, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard Fifer was a director of the Company when the Company was delinquent in filing its comparative financial statement and corresponding Management’s Discussion and Analysis for its financial year ended April 30, 2007, as required under Part 4 and 5, respectively, of National Instrument 51-102, Continuous Disclosure Obligation. A Management Cease Trade Order was, therefore, effected on July 31, 2007, preventing all insiders, including all directors of the Company, from trading in the securities of the Company until the Company filed the required records and an order was effected revoking such Management Cease Trade Order. On October 2, 2007, the Management Cease Trade Order was revoked.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, been a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Common Shares represented by the Proxies solicited in respect of the Meeting on any ballot that may be called for, unless authority to do so is withheld, will be voted for the appointment of the firm of Ernst & Young LLP of 23rd Floor, 700 West Georgia Street, Vancouver, BC, as the auditor of the Company until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditor. Ernst & Young LLP has been the auditor of the Company since June 20, 2007.

Certain information regarding the Company’s Audit Committee that is required to be disclosed in accordance with NI 52-110 is contained in the Company’s annual information form for the year ended May 31, 2011, available on the Company’s SEDAR profile at www.sedar.com.

AMENDMENT OF ARTICLES

Effective October 19, 2011, the Company’s Board of Directors adopted resolutions approving amendments to Part 2 – Shares and Share Certificates, and Part 4 – Share Transfers, of the Company's Articles to allow for the issuance of uncertificated shares of the Company's stock. The Company adopted these amendments to allow the Company’s shares to be eligible for the Direct Registration System (“DRS”), which is a system that allows securities to be held in “book-entry” form (electronic direct registration of securities in an investor’s name) without having a physical security certificate issued as evidence of ownership. Instead, registered securities are held and registered electronically on the books of an issuer or its transfer agent. DRS has been operating in the United States for over 10 years and is supported by the Securities and Exchange Commission (“SEC”) and by the three national U.S. stock exchanges (NYSE, AMEX and NASDAQ).

Securityholder Benefits

Holders of securities in DRS (book-entry form) have all the traditional rights and privileges as holders of securities in certificate form. Securityholders benefit because:

  It eliminates the need for securityholders to safeguard and store certificates;

  It avoids the significant cost of a surety bond for the replacement of and effort involved in replacing physical certificate(s) that might be lost, stolen or destroyed;

  It permits/enables electronic security transactions between your broker or dealer and Computershare as transfer agent; and

  It provides a full audit trail of all DRS transactions.

Shareholders will be asked at the Meeting to vote on a resolution to approve amendments to the Articles of the Company. As aforementioned, the amendments provide investors with an alternate approach to holding their securities in certificate or "street" form. Under DRS, investors can elect to have their securities registered directly on the issuer's records in book-entry form. An investor electing to hold a security in a DRS book-entry position will receive a statement from the issuer or its transfer agent evidencing ownership of the security. The investor can subsequently transfer electronically the DRS book-entry position to their bank or broker/dealer.

The resolutions amending the Company’s Articles are attached as Schedule “A” with the full text of Parts 2 and 4 of the Articles of the Company, as amended October 19, 2011, attached as Schedule “B” to this Circular.

COMPENSATION DISCUSSION AND ANALYSIS

All references in this Circular to “$” or to “US$” are to United States dollars. Any references to “CAD$” are to Canadian dollars.

In this Circular, a “Named Executive Officer” (“NEO”) means: (i) the Company’s Chief Executive Officer; (ii) the Company’s Chief Financial Officer; (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of fiscal 2011 whose total compensation was, individually, more than CAD$150,000; and (iv) each individual who would be an NEO under (iii) above but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of fiscal 2011. For the financial year ended May 31, 2011, the Company had four NEOs, namely Messrs. Rodrigo Esquivel, Richard Fifer, Joao Manuel, and Ezequiel Sirotinsky.

The Compensation Committee
The Compensation Committee is appointed by the Board to discharge the Board’s duties and responsibilities with respect to officer and director compensation. For the 2011 fiscal year, the Compensation Committee was comprised of three members, a majority of whom were considered to be “independent” within the meaning of section 1.4 of National Instrument 52-110, Audit Committees, being Messrs. Raul Ferrer, Richard Fifer and David Kaplan. Mr. Fifer is not considered to be independent as his position as Executive Chairman of the Company’s board of directors establishes him as an executive officer of the Company and, thus, is deemed to have a material relationship, which precludes him from independence, with the Company. Messrs. Ferrer and Kaplan are considered to be independent.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs in conjunction with the Board. The Compensation Committee reviews and approves the Compensation Discussion and Analysis included in the Company’s management information circular each year. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Objectives of the Company’s Compensation Program
The Company’s compensation program for its Named Executive Officers has three objectives, namely: (i) to provide a compensation package that encourages and motivates performance; (ii) to be competitive with other companies of similar size and scope of operations so as to attract and retain talented executives; and (iii) to align the interests of its executive officers with the long-term interests of the Company and its Shareholders through stock-related programs.

The Company’s executive compensation is comprised primarily of the following elements:
(a)	Base salary;
(b)	Participation in the Company’s stock option plan (the “Stock Option Plan”), which was established on June 23, 1994 (and amended as approved by Shareholders on July 24, 2002, December 8, 2006, November 18, 2008, and October 18, 2010). See “Equity Compensation Plan Information” in this Circular;
(c)	Perquisites and benefits; and
(d)	Compensation under the Company’s short-term incentive plan, namely a cash bonus, which is awarded at the discretion of the Board of Directors.

The Company uses each element of its compensation program to satisfy one or more of its above stated compensation objectives. The Compensation Committee regularly reviews the various elements of compensation to assure that they are aligned with both the goals of the Company and the individual executive officer. The executive compensation program, as designed, achieves the Company’s three compensation objectives through:

  Benchmarking. The Compensation Committee annually benchmarks the Company’s compensation with a peer group of companies (the “Compensation Survey Group”). This comparison assures that the Company’s executive compensation and benefits package is competitive with the Compensation Survey Group. To ensure that the Compensation Survey Group includes the most appropriate companies, the Compensation Committee considers companies of a similar revenue size and market capitalization, that have a global focus and that compete with the Company for talent. The analysis is weighted towards Canadian mining companies with significant interests in gold that are either in the exploration or early production phases with a significant proportion of operations outside of Canada and the United States. Based on this, and in consultation with management and an independent third party obtained to conduct an executive base salary review in January 2009 for the Company, the Compensation Committee reviewed a peer group of the following 29 organizations for its most recent compensation survey:

Alamos Gold Inc.	Guyana Goldfields Inc.	Northland Resources Inc.
Anatolia Minerals Development Limited	High River Gold Mines Ltd.	OceanaGold Corporation
Aquiline Resources Inc.	Jaguar Mining Inc.	Orezone Gold Corporation
Banro Corporation	Jinshan Gold Mines Inc.	Red Back Mining Inc.
B2Gold Corp.	(China Gold International Resources)	Semafo Inc.
Entrée Gold Inc.	Laramide Resources Ltd.	Silvercorp Metals Inc.
Etruscan Resources Inc.	Moto Goldmines Limited	St. Andrew Goldfields Ltd.
European Goldfields Limited	Nevsun Resources Ltd.	Sulliden Exploration Inc
First Majestic Silver Corp.	New Gold Inc.	Uruguay Mineral Exploration
Gammon Gold Inc.	Norsemont Mining Inc.	Western Goldfields Inc.

Information regarding the Compensation Survey Group was obtained from publicly available salary information in Management Information Circulars and employment contracts of the Compensation Survey Group as reported by an independent, third party compensation consulting firm of international standing.

  Providing Fixed and Variable Compensation. The Company provides a mix of fixed and variable compensation designed to attract, retain and motivate top-performing executives, as well as appropriately link compensation levels with the achievement of relevant financial and strategic goals. The Company’s fixed compensation includes salary, perquisites and benefits. The Company’s variable compensation includes participation in the Stock Option Plan and compensation under the short term incentive plan.

  Providing a Mix of Option-Based Awards and Cash Incentives. The Company provides a mix of option based awards and cash incentives designed to focus executive officers on achieving performance results that drive long-term sustainable Shareholder returns.

The Determination of Each Element
The Compensation Committee’s processes for establishing and overseeing executive compensation include:

  Meetings: The Compensation Committee meets regularly to consider the Company’s compensation, benefit plans and policies. During fiscal 2011, the Compensation Committee four times.

  Role of Executive Officers and Management. Each year, the Chief Executive Officer provides the Compensation Committee with an individual performance assessment for each of the other Named Executive Officers and the other officers of the Company, along with compensation recommendations for each. The Compensation Committee reviews and discusses these recommendations with the Chief Executive Officer and has full discretion over all recommended compensation actions. The Compensation Committee also meets with the Chief Executive Officer to conduct his performance assessment. The Compensation Committee has full discretion over compensation actions for the Chief Executive Officer. Finally, the executive officers do not play a role in determining or recommending the amount or form of director compensation, although management does from time to time conduct research and survey directors’ compensation at the Committee’s request.

When determining compensation policies and individual compensation levels for the Named Executive Officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Committee and the Board’s overall assessment of each executive’s individual performance and his or her contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables.

  Salary: The salary for each Named Executive Officer is primarily determined having regard to his responsibilities, individual performance factors, overall corporate performance, and the assessment of such individual as presented by management to the Board and the Compensation Committee. The base salaries of executive officers are reviewed annually using the Compensation Survey Group. Base salary is intended to provide the Named Executive Officer with a compensation level competitive with base salaries within the industry.

  Stock Options: Named Executive Officers benefit from improved performance of the Company significantly through their participation in the Stock Option Plan. The Compensation Committee may from time to time recommend the grant of stock options to the Company’s executive officers under the Stock Option Plan. All grants of options are reviewed and approved by the Board.
  Grants of stock options are intended to emphasize the executive officers’ commitment to the Company’s growth and the enhancement of share value and to reward executive officers for the Company’s performance through appreciation in equity values. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The Compensation Committee reviews option balances annually and recommends grants to newly hired executive officers at the time of their employment. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan, and the limit cannot be increased without Shareholder or regulatory approval.

  Perquisites and Benefits: The Compensation Committee also determines industry standard perquisites with reference to the Compensation Survey Group, including car allowances, contributions for retirement savings plans, educational allowances, travel-to-work and parking benefits and memberships in associations, for each Named Executive Officer. The level of Company perquisites is intended to provide the Named Executive Officer with a package competitive within the industry, so as to attract and retain talented executives. If eligible, executive officers also participate in the Company’s group health insurance benefit plan. If ineligible, executive officers are entitled to coverage purchased on an individual basis.

  Short-term Incentive Plan: Executive officers benefit from improved performance of the Company from time to time by the receipt of cash bonuses, at the discretion of the Board of Directors. Cash bonuses are typically paid once per year to reflect the Board’s assessment of the individual’s performance over the previous 12 month period.

Compensation paid to Named Executive Officers in Fiscal 2011
There are no material differences in compensation policies with respect to each Named Executive Officer except as hereinafter disclosed. The Compensation Committee has designated each of the Named Executive Officer’s target compensation levels to be at the Compensation Survey Group’s median, with the exception of Messrs. Fifer and Manuel. The Committee took into consideration the base salary for similar roles in the comparative group and believed that Messrs. Fifer and Manuel had certain relationships with governmental agencies, communities and other key groups that are integral to the Company obtaining necessary permits for continued commercial operations and for carrying out its business plan.

Employment contracts between the Company and each of the Company’s Named Executive Officers set out the parameters for short term incentive payment entitlement. All are eligible for an annual cash bonus and stock options, pursuant to policies established by the board of directors of the Company. As such, Messrs. Esquivel, Fifer, Manuel and Sirotinsky received grants of stock options in fiscal 2011. Both Messrs. Esquivel and Manuel received grants totalling 50,000 stock options each, Mr. Fifer received grants totalling 450,000 stock options, and Mr. Sirotinsky received grants totalling 150,000 stock options. Mr. Sirotinsky joined the Company during the 2011 fiscal year initially as Director of Finance and was promoted to Chief Financial Officer. Accordingly, his stock option holdings were brought to a level more commensurate with his position as an executive officer of the Company. All grants were subject to the Company’s standard stock option vesting period of 21 months.

The Named Executive Officers receive limited perquisites, including, and as applicable, contributions for retirement savings plans, expatriate allowances and annual flights to return to country of origin, costs of courses and seminars, professional dues, membership fees for such clubs and associations as are approved by the Compensation Committee, health insurance coverage and parking benefits. The Compensation Committee periodically reviews perquisites to assure that they are appropriate in light of the Company’s total compensation program and market practice. See the “Summary Compensation Table” in this Circular for further details regarding Named Executive Officer perquisite details. Other than these perquisites, executive officers receive the same benefits as other Company employees.

PERFORMANCE GRAPH

The following graph illustrates the comparison between the cumulative total shareholder return for CAD$100 invested in Common Shares, for the Company’s five most recently completed financial years, as compared to the Toronto Stock Exchange S&P/TSX Composite Index (the “TSX Index”) for the applicable period. The Common Share performance as set out in the graph does not necessarily indicate future price performance. Amounts are stated in Canadian dollars.

	01/31/2006	04/30/2007	05/31/2008	05/31/2009	05/31/2010	05/31/2011
Company	$100.00	$228.85	$183.65	$60.58	$40.87	$66.35
TSX Index	$100.00	$112.31	$123.18	$86.81	$98.47	$115.55

On February 1, 2006, the first trading day of fiscal 2007, the market price of the Company’s common shares on the Toronto Stock Exchange was CAD$1.05 and on May 31, 2011, the final trading day of fiscal 2011, the Company’s common shares closed at CAD$0.69, a difference of approximately 34.3%. However, salaries over the same period have not reflected this downward trend due to the escalation of the Company’s operations. During the 2007 fiscal year, the Company’s operations spanned a number of phases, ranging from exploratory (trenching and drilling), planning and development, and construction or pre-production as construction of a gold processing plant at the Molejon gold deposit began. The 2008 fiscal year focused on construction of the gold processing plant. Further construction in fiscal 2009 brought the mill to near completion and commissioning. The Company entered its present Operation phase during fiscal 2010 when commercial production at the Molejon gold mine commenced January 8, 2010. During fiscal 2011, the Company focused on increasing gold production, reducing debt, and expansion through select acquisitions. Due to the number of significant achievements of management, compensation has increased accordingly over the past five fiscal periods.

In addition, on October 18, 2006, the Company entered into a Plan of Arrangement (the “Arrangement”) with Petaquilla Copper Ltd. (“Copper”), whereby the Company effectively transferred its interest in the copper assets within the Cerro Petaquilla Concession lands in Panama to Copper. The Company’s shareholders on record received one share of Copper for every one share of Petaquilla Minerals Ltd. held as at 12:01 a.m. on the effective date of the Arrangement. Copper subsequently listed on the Toronto Stock Exchange on December 31, 2007, and became the subject of a takeover bid in July 2007. The bid was successful and all of the outstanding shares of Copper were purchased at $2.20 CAD per share. The Performance Graph above does not reflect the increased shareholder value resulting from the Arrangement.

SUMMARY COMPENSATION TABLE

The following table is a summary of compensation paid, payable, awarded or granted to the Named Executive Officers. Disclosure relating to the financial year ended May 31, 2011, has been prepared in accordance with Form 51-102F6, Statement of Executive Compensation, under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators, as amended on September 18, 2008. None of the Named Executive Officers received any “share-based awards” or any non-equity long term incentive plan pay grants for fiscal 2011. The Company does not have any defined benefit or actuarial plans.

Name and Principal Position of Named Executive Officer	Financial Year Ending (1)	Salary ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation – Annual Incentive Plans(3) ($)	All other compensation (4) (US$)	Total compensation ($)
Rodrigo Esquivel (5) President	2011	135,000(6)	30,965(7)	0	n/a	165,965(6)
Richard Fifer (8) Director, Executive Chairman of the Board of Directors	2011	414,000(6)	227,301(7)	490,000(5)	n/a	1,131,301(6)
Joao Manuel Chief Executive Officer	2011	480,000(6)	29,970(9)	0	n/a	509,970(9)
Ezequiel Sirotinsky (10) Chief Financial Officer	2011	79,500(6)	26,812(7)	0	n/a	106,312(6)

(1)	Financial year ending 2011 covers the 12-months period June 1, 2010, to May 31, 2011.
(2)

This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. See “Equity Compensation Plan Information”. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield.

(3)	Represents cash bonus awards paid on account of performance, health insurance, expatriate allowances, parking expenses, vehicles with drivers, and security, where applicable.
(4)	Amounts consist of retirement savings benefits and social security benefits, where applicable.
(5)	Appointed President on September 1, 2010.
(6)	Amount shown is in United States dollars
(7)	Calculated in Canadian dollars (CAD) and converted to United States dollars (USD) using an exchange rate of 1 CAD = 1.0322 USD.
(8)	Appointed Executive Chairman of our Board of Directors on September 1, 2010.
(9)	Amount shown is in Canadian dollars
(10)	Appointed Chief Financial Officer on November 29, 2010.

INCENTIVE PLAN AWARDS

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards, both of which are described in detail below. The Company does not have a share-based incentive plan or a pension plan.

OUTSTANDING OPTION-BASED AWARDS

The following table sets out for each Named Executive Officer the number and value of options outstanding as at May 31, 2011.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$) (1)
Rodrigo Esquivel President	48,000	2.01	January 15, 2012	nil / nil
	400,000	0.23	November 18, 2014	161,000 / 13,800
	50,000	0.87	January 5, 2015	nil / nil
	50,000	0.57	March 25, 2015	3,750 / 2,250
	50,000	1.11	December 21, 2015	nil / nil
Richard Fifer Director, Executive Chairman of the Board of Directors	118,800	0.26	July 11, 2011	87,750 / 0
	600,000	0.23	November 18, 2014	276,000 / 0
	100,000	0.87	January 5, 2015	nil / nil
	100,000	0.57	March 25, 2015	7,500 / 4,500
	350,000	0.53	April 30, 2015	56,000 / 0
	400,000	0.75	November 1, 2015	nil / nil
	50,000	1.11	December 21, 2015	nil / nil
Joao Manuel Chief Executive Officer	300,000	0.52	December 1, 2013	51,000 / 0
	350,000	0.23	November 18, 2014	138,000 / 13,800
	50,000	0.87	January 5, 2015	nil / nil
	50,000	0.57	March 25, 2015	3,750 / 2,250
	50,000	1.11	December 21, 2015	nil / nil
Ezequiel Sirotinsky Chief Financial Officer	100,000	0.75	November 1, 2015	nil / nil
	25,000	1.00	November 29, 2015	nil / nil
	25,000	0.93	April 6, 2016	nil / nil

(1)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on May 31, 2011, which was $0.69, less the exercise price of in-the-money stock options.

VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each Named Executive Officer information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2011.

Name	Option-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year ($)(2)
Rodrigo Esquivel President	127,875	nil
Richard Fifer Director, Executive Chairman of the Board of Directors	60,250	nil
Joao Manuel Chief Executive Officer	127,875	nil

Ezequiel Sirotinsky Chief Financial Officer	nil	nil

(1)

Value vested during fiscal 2011 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. Amounts shown are in Canadian dollars.

(2)

Value vested during fiscal 2011 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or units multiplied by the market value of the underlying shares on the vesting date. Amounts shown are in Canadian dollars.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information concerning the number and price of securities to be issued to employees and others under the Stock Option Plan. The Stock Option Plan complies with the rules set forth for such plans by the TSX.

Plan Category	Number of Common Shares to be Issued upon Exercise of Options (as at May 31, 2011)	Weighted – Average Exercise Price of Outstanding Options (as at May 31, 2011) (CAD$)	Number of Common Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding securities reflected in (a)) (as at May 31, 2011)
Equity Compensation Plans Approved by Securityholders	7,396,270	0.94	2,043,947
Equity Compensation Plans Not Approved by Securityholders	nil	nil	nil
Total	7,396,270	0.94	2,043,947

The Company’s Stock Option Plan

The Stock Option Plan is currently the only equity-based compensation arrangement pursuant to which securities may be issued from treasury of the Company. The major features of the Stock Option Plan can be summarized as follows:

  The Board of Directors (the “Board”), or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, (collectively, the “Eligible Persons”) options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of the Stock Option Plan is to promote the profitability and growth of the Company or a subsidiary thereof by facilitating the efforts of the Company to obtain and retain key individuals. The Stock Option Plan provides an incentive for and encourages ownership of the Company’s shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company’s shares.

  The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan shall not exceed a maximum of 12,500,000 shares or such additional amount as the Company’s shareholders may approve from time to time. This maximum number includes both Common Shares previously issued upon the exercise of options over the entire term of the Stock Option Plan since June 23, 1994, and Common Shares issuable under outstanding options under the Stock Option Plan, as amended. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan. The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Stock Option Plan and under any other share compensation arrangement is limited to ten percent of the Common Shares outstanding at the time of grant (on a non-diluted basis).

  The Board has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the “market price”, as defined in the TSX Company Manual, being the volume weighted average trading price on the TSX for the Shares for the five trading days immediately preceding the date on which the Option is granted.

Options granted under the Stock Option Plan must be exercised no later than ten years after the date of grant or as otherwise determined by the Board, and options are not transferable other than by will or the laws of descent and distribution. Typically, if an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

In the event of a bona fide takeover offer, optionees may take advantage of a cashless exercise provision, whereby any optionee may surrender his or her options to the Company, and receive a payment equal to the difference between the option price and the offer price under the take-over bid. In the event that the consideration under take-over bid is in the form of securities, the value of each option shall be calculated according to the following formula:

A x (X-Y),

X

Where

A is the number of Options tendered to the Offer;

X is the Offer price per Share;

Y is the exercise price of the subject Options;

There were no options held by the Named Executive Officers that were re-priced downward during the most recently completed financial year of the Company. The Company provides no financial assistance to facilitate the purchase of Common Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Except for those disclosed below, there are no compensatory plans or arrangements in place, including payments to be received from the Company or its subsidiaries, with respect to any of the Named Executive Officers, which would result from the resignation, retirement or any other termination of employment of such person’s employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the Named Executive Officer’s responsibilities following a change in control.

Each of the Named Executive Officers has written employment agreements with the Company that sets out his rights in the event of termination without cause. Each agreement entitles the Named Executive Officers with separation payments equal to either one time or two times, as the case may be, his annual compensation if dismissed from his position without Cause as defined therein. In the agreements, Cause is defined as one of the following:

(a)

the inability of the Named Executive Officer to perform his duties due to a legal impediment such as an injunction, restraining order or other judicial judgment, decree or order entered against the Named Executive Officer;

(b)	a breach by the Named Executive Officer of a material provision of this Agreement;
(c)	the failure of the Named Executive Officer to follow the Company's reasonable instructions with respect to the performance of his duties;
(d)	any material breach by the Named Executive Officer of his obligations under any code of ethics, any other code of business conduct or any lawful policies or procedures of the Company;
(e)	excessive absenteeism, flagrant neglect of duties or serious misconduct; or
(f)	any act or omission of the Named Executive Officer that would in law permit an employer to, without notice or payment in lieu of notice, terminate the employment of an employee.

All of the Named Executive Officers have written agreements with the Company that set out their rights in the event of termination following a “change of control” of the Company. In the event of termination, either by the Named Executive Officer or the Company, of the Named Executive Officer’s engagement by the Company following a “change of control” as defined therein, the Company shall pay to the Named Executive Officer, an amount equal to up to three times the annual compensation being paid to the Named Executive Officer as the time of the change of control. A “change of control” shall be deemed to have occurred when:

(a)	a person becomes a “control person” (as that term is defined in the Securities Act, (British Columbia)) of the Company; or
(b)	a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then- incumbent board of directors; or
(c)	any person or group of persons acquires the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Company through:
	(i)	the legal or beneficial ownership of voting securities;
	(ii)	the right to appoint managers, directors or corporate management;
	(iii)	contract;
	(iv)	operating agreement;
	(iv)	voting trust;
or otherwise.

If a Change of Control, as defined in the Company’s Stock Option Plan, occurs, all shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the option holder.

ESTIMATED INCREMENTAL PAYMENTS UPON INVOLUNTARY TERMINATION WITHOUT CAUSE AT MAY 31, 2011

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer had such individual been terminated without just cause on May 31, 2011.

	Separation Pay	Bonus	Value of Options	Payment in Lieu	Total
Name	($)	Payment	($) (1)	of Benefits	($)
($)
Rodrigo Esquivel President	360,000 (2)	nil	170,055 (3)	nil	530,055 (2)
Richard Fifer Director, Executive Chairman of the Board of Directors	1,488,000 (2)	nil	403,161 (3)	nil	1,891,161 (2)
Joao Manuel Chief Executive Officer	960,000 (4)	nil	192,750 (4)	nil	1,152,750 (4)
Ezequial Sirotinsky Chief Financial Officer	$144,000 (2)	nil	nil	nil	$144,000 (2)

(1)

Vesting of options ceases once an individual ceases to be an Eligible Person (as defined in the Stock Option Plan). However, vested options remain exercisable for a period normally no longer than 30 days after an individual ceases to be an Eligible Person. Value of options calculated using the closing market price of the Company’s common shares on the Toronto Stock Exchange on May 31, 2011, which was $0.69, less the exercise price of in-the-money stock options.

(2)	Amount shown is in United States dollars.
(3)	Calculated in Canadian dollars (CAD) and converted to United States dollars (USD) using an exchange rate of 1 CAD = 1.0322 USD.
(4)	Amount shown is in Canadian dollars.

ESTIMATED INCREMENTAL PAYMENTS UPON CHANGE OF CONTROL AT MAY 31, 2011

The following table sets forth the estimated incremental payments that would have been required to have been made to each Named Executive Officer if such individual would have been entitled to terminate his employment in the event of a change of control on May 31, 2011.

	Separation Pay	Bonus	Value of Options	Payment in	Total
Name	($)	Payment	($) (1)	lieu of Benefits	($)
Rodrigo Esquivel President	540,000 (2)	nil	196,308 (3)	nil	736,308 (2)
Richard Fifer Director, Executive Chairman of the Board of Directors	2,232,000 (2)	nil	408,201 (3)	nil	2,640,201 (2)
Joao Manuel Chief Financial Officer	1,440,000 (4)	nil	218,000 (4)	nil	1,658,000 (4)
Ezequial Sirotinsky Chief Financial Officer	nil	nil	nil	nil	nil

(1)

Vesting of options ceases once an individual ceases to be an Eligible Person (as defined in the Stock Option Plan). However, vested options remain exercisable for a period normally no longer than 30 days after an individual ceases to be an Eligible Person. Value of options calculated using the closing market price of the Company’s common shares on the Toronto Stock Exchange on May 31, 2011, which was $0.69, less the exercise price of in-the-money stock options.

(2)	Amount shown is in United States dollars.

(3)	Calculated in Canadian dollars (CAD) and converted to United States dollars (USD) using an exchange rate of 1 CAD = 1.0322 USD.
(4)	Amount shown is in Canadian dollars.

COMPENSATION OF DIRECTORS

The Company compensates its non-employee directors for serving on the Company’s Board. Given the importance of attracting and retaining desirable board candidates, the Board approved the current compensation arrangement for directors upon the recommendation of the Compensation Committee. In making this recommendation, the Compensation Committee considered directors’ compensation offered by similar companies, its directors’ time commitments and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board and the standing committees.

During the financial year ended May 31, 2011, the directors of the Company who were not officers or employees of the Company were paid an annual retainer of $24,000. The attendance fee for Board meetings was $1,000 and the attendance fee for committee meetings was $800.

Directors are eligible to participate in the Company’s Stock Option Plan and each received stock options in fiscal 2011 Directors are entitled to be reimbursed for expenses incurred by them in their capacity as directors; these amounts are not treated as compensation by the Company.

DIRECTOR COMPENSATION TABLE

The following table sets out the compensation paid or payable to the directors of the Company for the financial year ended May 31, 2011.

Name (1)	Fees earned	Option-based	All other	Total
	($)	Awards	compensation	($)
		($) (2)	($)
Raul Ferrer Director	24,800	30,935	nil	55,735
David Kaplan Director	30,000	30,935	nil	55,735
David Levy Director	30,000	30,935	nil	55,735
Daniel Small (3) Director	4,000	nil	nil	4,000

(1)

Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his compensation has been disclosed previously in this Circular and, therefore, is not included in the above table.

(2)

This amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes model according to Section 3870 of the CICA Handbook since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in Canadian dollars (CAD) and converted to United States dollars (USD) using an exchange rate of 1 CAD = 1.0322 USD.

(3)	Resigned directorship on August 16, 2010.

OUTSTANDING OPTION-BASED AWARDS

To encourage directors to align their interests with shareholders, directors are, from time to time, granted incentive stock options pursuant to the Stock Option Plan. The following table sets out for each director all option-based awards outstanding as at May 31, 2011.

Name (1)	Number of securities underlying unexercisd options (#)	Option exercise price (CAD$)	Option expiration date	Value of vested and unexercised in-the- money options (CAD$) (2)
	400,000	0.23	November 18, 2014	161,000 / 13,800
Raul Ferrer	50,000	0.87	January 5, 2015	nil / nil
Director	50,000	0.57	March 25, 2015	3,750 / 2,250
	50,000	1.11	December 21, 2015	nil / nil
	400,000	0.23	November 18, 2014	161,000 / 13,800
David Kaplan	50,000	0.87	January 5, 2015	nil / nil
Director	50,000	0.57	March 25, 2015	3,750 / 2,250
	50,000	1.11	December 21, 2015	nil / nil
	400,000	0.23	November 18, 2014	161,000 / 13,800
David Levy	50,000	0.87	January 5, 2015	nil / nil
Director	50,000	0.57	March 25, 2015	3,750 / 2,250
	50,000	1.11	December 21, 2015	nil / nil

(1)

Although Richard Fifer served as a director, he is also a Named Executive Officer and, as such, his outstanding option-based award details have been disclosed previously in this Circular and, therefore, are not included in the above table.

(2)

Value of unexercised in-the-money options calculated using the closing price of our common shares on the Toronto Stock Exchange on May 31, 2011, which was $0.69, less the exercise price of in-the-money stock options.

VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out for each director information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended May 31, 2011.

	Option-based awards –	Non-equity incentive plan compensation –
Name	Value vested during the year	Value earned during the year
	($) (1)	($) (2)
Raul Ferrer Director	127,875	nil
David Kaplan Director	127,875	nil
David Levy Director	127,875	nil

(1)

Value vested during fiscal 2011 is the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. Amounts shown are in Canadian dollars.

(2)

Value vested during fiscal 2011 is the aggregate dollar value realized upon vesting of share-based awards. The dollar value is the number of shares or unites multiplied by the market value of the underlying shares on the vesting date. Amounts shown are in Canadian dollars.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”), effective June 30, 2005, and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective March 17, 2008.

Major securities regulatory changes in the United States affecting the Company have come into effect over the last several years. Many of these changes arise from the Sarbanes-Oxley Act and subsequent rules and regulations issued by the United States Securities and Exchange Commission. The Corporate Governance Committee has monitored the various changes and proposed changes in the regulatory environment and, where applicable, amended its governance practices to align with these changes that are currently in effect.

The Board of Directors
Effective June 1, 2010, the Company’s Board of Directors (the “Board”) consisted of Raul Ferrer, Richard Fifer, David Kaplan, David Levy and Daniel Small. On August 16, 2010, Daniel Small submitted his resignation as required pursuant to the Company’s Forward Gold Purchase Agreement with Deutsche Bank AG. Thus, the Board currently consists of four directors, of which a majority are considered “independent” in the context of the Policy. Richard Fifer is the sole director not considered to be “independent” by virtue of the fact that he serves as an executive officer of the Company as Executive Chairman of the Board of Directors. None of the current directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively discussed without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors continue the meeting in camera. Because the chair of the Board, Mr. Fifer, is not considered to be an independent director, individual directors may engage independent advisors at the expense of the Company in order to ensure that the required leadership is provided for the Board’s independent directors.

Board Mandate
The Board is responsible for supervising the management of the business and affairs of the Company. The Board has delegated the power to manage the everyday business and affairs of the Company to the officers of the Company. The Board has an oversight role and is not expected to perform or duplicate the tasks of the Chief Executive Officer, President or other members of management.

The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its stewardship over the Company, the Board undertakes the following specific duties and responsibilities: (i) satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company; (ii) approving, supervising and providing guidance to management on the Company’s strategic planning process; (iii) identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems; (iv) ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management; (v) overseeing the Company’s communications policy with its shareholders and with the public generally; (vi) assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems; and (vii) providing for the independent functioning of the Board. To assist the Board in its responsibilities, the Board has established three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee.

Position Descriptions
The Board of directors has not developed written position descriptions for the chairman of the board, the chair of any board committee, nor for the Chief Executive Officer or the President. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the President, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education
The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. However, the Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees. Management periodically arranges for site visits to the Company’s various facilities and properties to better familiarize members of the Board with the Company’s business and operations.

The appointment of a new director is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations and information and materials regarding the nature and operations of the Company’s business are made available to all new directors. In addition, the Board will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

The practice of the Company is to initially appoint prospective directors to the Advisory board; this allows both the individual and the Company to evaluate the other. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct
The Company is committed to conducting its business in compliance with the law and the highest ethical standards. Accordingly, the Company has adopted a written Code of Business Ethics and Conduct (the “Code”) applicable to directors, officers and all employees of the Company. Directors, officers or employees who have concerns or questions about violations of laws, rules or regulations, or of the Code are required to report them to their immediate supervisor, department head, or directly to the Board of Directors. Following receipt of any complaints, the matter shall be investigated with the Board of Directors having primary and ultimate authority and responsibility for monitoring compliance with and enforcing the Code. As the Company has a limited scope of operations and a small management group, the Board is able to monitor the activities of management and, through management, the activities of employees, by virtue of frequent directors’ meetings, correspondence, and through receipt of oral progress reports from management.

All directors, officers and employees are required to understand and adhere to the Code, which is provided in both English and Spanish, and the Company encourages all personnel to promptly report any suspected violation of the Code to the Board of Directors. The Company does not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.

All directors, officers and employees have an obligation to act in the best interest of the Company. Any situation that presents an actual or potential conflict between a director, officer or employee’s personal interests and the interests of the Company are to be immediately reported.

The Code is available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

The Audit Committee has also established a policy for complaints regarding accounting, internal accounting Controls or auditing Matters (the “Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment. Reports may be made via a Whistle-Blower hotline controlled by an independent third party. A copy of the Whistleblower Policy is also available on the Company’s website and has been filed on and is accessible through SEDAR on the Company’s profile at www.sedar.com.

Board Committees
The Board has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

The Audit Committee
The Audit Committee is composed of three directors. The members of the Audit Committee currently consist of Raul Ferrer, David Kaplan and David Levy, all of whom are independent and financially literate for the purposes of National Instrument 52-110, Audit Committees. All three are considered by the Company to have financial expertise. Mr. Ferrer is a former financial advisor and financial consultant and holds a business degree in Marketing from the University of New Orleans and an MBA from the Latin American University of Science and Technology. Mr. Kaplan is an economics graduate of the Wharton School of the University of Pennsylvania and Mr. Levy graduated with honours from Sy Syms School of Business of Yeshiva University.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. All auditing services and non-audit services to be provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Company’s Code and Whistleblower Policy, any complaints and concerns regarding accounting, internal control or audit matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders. The Audit Committee meets a minimum of four times a year.

The Compensation Committee
The Company has a Compensation Committee consisting of Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The roles and responsibilities of the Compensation Committee are discussed earlier in this Circular. See “Compensation Discussion and Analysis”.

The Corporate Governance Committee
The Corporate Governance Committee (the “CGC”) consists of three directors, Raul Ferrer, Richard Fifer and David Kaplan, of whom two are independent directors. The CGC is responsible for developing and monitoring the Company’s approach to corporate governance issues. The CGC also oversees the effective functioning of the Board, oversees the relationship between the Board and management, ensures that the Board can function independently of management at such times as are desirable or necessary, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board. In identifying possible nominees to the Board, the CGN Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board. The CGC also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the appropriateness of the committees of the Board; and (iii) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions and (iv) reviews and recommends to the Board amendments to the Company’s Board policies and guidelines.

Assessments
The Board has no formal process for the assessment of the effectiveness and contribution of each individual director. Each director is aware of his fiduciary obligation and with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

Attendance Record
Below is the attendance record of each director for all Board and Committee meetings held during the 2011 fiscal year. The current composition of each committee is discussed under the heading “Statement of Corporate Governance – Board Committees”.

			Board Committees
Directors	Board		Audit		Compensation
	4 meetings		4 meetings		4 meetings
	No.	%	No.	%	No.	%
Raul Ferrer	3	75	0	0	3	75
Richard Fifer	3	75	n/a	n/a	3	75
David Kaplan	4	100	4	100	4	100
David Levy	4	100	4	100	n/a	n/a

Shareholders, employees or other interested parties may communicate directly with the Executive Chairman of the Board and other directors by writing c/o Petaquilla Minerals Ltd., Suite 1230, 777 Hornby Street, Vancouver, British Columbia Canada V6Z 1S4.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no director, executive officer or employee or former director, executive officer or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying ten percent (10%) or more of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

One of our current directors, David Levy, who is also a nominee for the Board of Directors, holds a position with Platinum Management (NY) LLC (“Platinum”), an investment advisory firm to more than 2/3 of the Company’s Note holders and Convertible Note holders (collectively, the Note Holders). Platinum’s clients as Note Holders and, therefore, creditors of the Company, and the interests of Platinum as the investment advisor to the Note Holders, may diverge in certain circumstances with those of the Company’s shareholders.

For information regarding the Company’s Notes and Convertible Notes, please refer to notes 16 and 17 contained in the Company’s audited consolidated financial statements for the twelve months period ended May 31, 2011, available on the SEDAR website under the Company’s profile at www.sedar.com and on the Company’s website at www.petaquilla.com. Copies of the Company’s consolidated financial statements for the fiscal year ended May 31, 2011, may be obtained free of charge from the Company.

To the extent that Platinum, as investment advisor to more than 2/3 of the Company’s Note Holders, is related to the Company, Mr. Levy may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation, which could result in competitive harm to the Company. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the Company’s best interests.

During the 12-month period ending May 31, 2011, with respect to related party transactions, the Company paid (a) fees for compensation related matters of US$929,000 to a company controlled by the Executive Chairman; (b) for goods and services provided to the Molejon mine of US$228,965 to companies controlled by the Executive Chairman; and (c) fees of US$18,800 to a company controlled by a director.

At May 31, 2011, excluding related party Notes and related party Convertible Notes, US$126,858 was owed to related parties.

No other director was compensated either directly or indirectly by the Company and its subsidiaries during the most recently completed financial year for services as consultants or experts.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR website under the Company’s profile at www.sedar.com. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis.

Copies of the Company’s 2011 Annual Information Form on Form 20-F containing the Company’s consolidated financial statements for its year ended May 31, 2011, may be obtained free of charge by writing to the Company at Suite 1230, 777 Hornby Street, Vancouver, British Columbia Canada V6Z 1S4, or may be accessed under the Company’s profile on the SEDAR website at www.sedar.com. The Company’s consolidated financial statements can also be obtained from the Company’s website at www.petaquilla.com.

BOARD APPROVAL

The contents of this Circular and the sending thereof have been approved in by the directors of the Company as of the 19th day of October, 2011.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.
“Richard Fifer”
Richard Fifer
Director and Chairman of the Board

SCHEDULE “A” –RESOLUTIONS AMENDING COMPANY’S ARTICLES

“BE IT RESOLVED BY AN ORDINARY RESOLUTION THAT:

1.

The amendments by the Board of Directors of the Company to Part 2 – Shares and Share Certificates, and Part 4 – Share Transfers, of the Company’s Articles to make the Company eligible to participate in a direct registry system, be and the same is hereby ratified and confirmed; and

2.

Any officer or director of the Company or any other person designated by any one of them be, and each of them is, hereby authorized to take such action, to do all things necessary and to execute and deliver, whether on behalf of or in the name of the Company or otherwise, any and all such agreements, documents, writings or other materials whatsoever, as such person may in his or her discretion consider necessary or desirable to carry out and give effect to the intent and purpose of these resolutions and the matters/transactions contemplated herein.”

If named as proxy, the management designees intend to vote the Common Shares represented by such proxy FOR in favour of the foregoing resolution, unless otherwise directed in the instrument of proxy.

The resolution must be approved by a simple majority of the votes of shareholders cast in person or by proxy at the meeting.

SCHEDULE “B” – FULL TEXT OF PART 2 – SHARES AND SHARE CERTIFICATES, AND
PART 4 – SHARE TRANSFERS, AS AMENDED, OF ARTICLES OF COMPANY

PART 2.	SHARES AND SHARE CERTIFICATES

2.1.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)	proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

4.	SHARE TRANSFERS

4.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

4.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors from time to time.

4.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

4.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

4.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

4.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.